[ZURICH LETTERHEAD]

VIA EDGAR August 1, 2003

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re: Withdrawal of Registration Statement on Form S-1 filed by

Federal Kemper Life Assurance Company

(File No. 333-106644)

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Federal Kemper Life Assurance Company ("Registrant") hereby requests withdrawal of its Registration Statement on Form S-1 (the "Registration Statement") filed on June 30, 2003 (File No. 333-106644).

The Registration Statement has not been declared effective and no securities have been sold under the Registration Statement. Registrant has decided not to offer the market value adjustment option under the applicable variable annuity contracts. Accordingly, we are respectfully requesting withdrawal of the Registration Statement.

The Registrant requests in accordance with Rule 457(p) of the Securities Act that fees paid in connection with the filing of the Registration Statement be credited to the account of Registrant for future use.

If you have any questions, please contact the undersigned at (847) 874-7378.

Yours truly,

/s/ Frank J. Julian

Frank J. Julian

Senior Vice President and

Associate General Counsel